

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

<u>Via E-mail</u>
Mary McClean
CEO and President
Contemporary Signed Books, Inc.
600 Lexington Avenue, 10th Floor
New York, NY 10022

      Re: Contemporary Signed Books, Inc.
             Amendment No. 2 to Registration Statement on Form S-1
             Filed March 13, 2012
             File No. 333-178490

Dear Ms. McClean:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated February 29, 2012. We further note your statement in your response that "the only variable terms would be those relating to the duration of the note or the events of default." As these are the only variable terms, please revise your disclosure and your form of note filed as Exhibit 99.1 to disclose the interest rate you expect to assess under the terms of the note. Further, we note your response that "the purchase price for the shares will be set at $0.05 regardless of the payment method." In this regard, please provide us with additional analysis why you believe the purchase price is fixed given that some investors will be paying with a promissory note that charges interest and will eventually pay more for the shares then an investor who pays cash. Finally, considering the payment terms of up to 25% of the shares you are offering have not been disclosed, please tell us what consideration you have given to filing a post-effective amendment to this registration statement each time your board of directors approves the terms applicable to the promissory note(s) to be

issued by you, with a view to ensuring that the prospectus does not fail to state a material fact of which investors should be made aware. In this regard, Please explain to us why you would prefer to negotiate the terms of the promissory note(s) each time you enter into one, as opposed to setting the terms of such note(s) now.

Prospectus Summary, page 1

Summary Financial Information, page 1

2. Please revise the statement of operations data to clearly indicate that you reported a net loss for the year ended August 31, 2011 and net income for the three months ended November 20, 2011.

Financial Statements, page 48

Statements of Cash Flows, page Q-4

3. We note that the subtotal of net cash used in operating activities for the period from inception to November 30, 2011 is mathematically incorrect. Please revise. In addition, please include a subtotal for cash flows provided by financing activities for each period presented.

You may contact Yolanda Guobadia, Accountant at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director